Exhibit 99.1

Vedanta Limited CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2022

     (₹ in Crore, except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2022 (Unaudited)	30.06.2022 (Unaudited)	30.09.2021 (Unaudited)	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)	31.03.2022 (Audited)
1	Revenue from operations	36,237	38,251	30,048	74,488	58,153	131,192
2	Other operating income	417	371	353	788	660	1,540
3	Other income	697	733	673	1,430	1,412	2,600

	Total income	37,351	39,355	31,074	76,706	60,225	135,332

4	Expenses
a)	Cost of materials consumed	10,666	10,774	8,167	21,440	16,374	37,172
b)	Purchases of stock-in-trade	1	12	0	13	88	133
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	769	(813)	(200)	(44)	(966)	(2,049)
d)	Power and fuel charges	8,553	8,953	4,412	17,506	8,330	21,164
e)	Employee benefits expense	783	780	694	1,563	1,377	2,811
f)	Finance costs	1,642	1,206	1,066	2,848	2,248	4,797
g)	Depreciation, depletion and amortisation expense	2,624	2,464	2,118	5,088	4,242	8,895
h)	Other expenses	8,183	8,719	6,914	16,902	13,229	28,677

5	Total expenses	33,221	32,095	23,171	65,316	44,922	101,600

6	Profit before exceptional items and tax	4,130	7,260	7,903	11,390	15,303	33,732

7	Net exceptional gain/(loss) (Refer note 3)	234	—	(97)	234	(327)	(768)

8	Profit before tax	4,364	7,260	7,806	11,624	14,976	32,964

9	Tax expense
	On other than exceptional items
a)	Net current tax expense	2,194	1,516	1,399	3,710	2,829	6,889
b)	Net deferred tax (benefit)/ expense, net of tax credits	(366)	152	629	(214)	1,168	2,544
	On exceptional items
c)	Net tax benefit on exceptional items (Refer note 3)	(154)	—	(34)	(154)	(115)	(178)

	Net tax expense (a+b+c)	1,674	1,668	1,994	3,342	3,882	9,255

10	Profit after tax before share in (loss)/ profit of jointly controlled entities and associates	2,690	5,592	5,812	8,282	11,094	23,709

11	Add: Share in (loss)/ profit of jointly controlled entities and associates	(3)	1	0	(2)	1	1

12	Profit after share in (loss)/ profit of jointly controlled entities and associates (a)	2,687	5,593	5,812	8,280	11,095	23,710

(₹ in Crore, except as stated)

		Quarter ended				Half year ended			Year ended
S. No.	Particulars	30.09.2022 (Unaudited)	30.06.2022 (Unaudited)		30.09.2021 (Unaudited)	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)		31.03.2022 (Audited)
13	Other Comprehensive (Loss)/ Income
i.	(a) Items that will not be reclassified to profit or loss	19	(38)		15	(19)	47		(3)
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(3)	1		(2)	(2)	(2)		1
ii.	(a) Items that will be reclassified to profit or loss	(1,208)	2,763		(220)	1,555	151		893
	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	687	(757)		(6)	(70)	9		(28)

	Total Other Comprehensive (Loss)/ Income (b)	(505)	1,969		(213)	1,464	205		863

14	Total Comprehensive Income (a + b)	2,182	7,562		5,599	9,744	11,300		24,573

15	Profit attributable to:
a)	Owners of Vedanta Limited	1,808	4,421		4,615	6,229	8,839		18,802
b)	Non-controlling interests	879	1,172		1,197	2,051	2,256		4,908

16	Other Comprehensive (Loss)/ Income attributable to:
a)	Owners of Vedanta Limited	(296)	1,754		(181)	1,458	212		823
b)	Non-controlling interests	(209)	215		(32)	6	(7)		40

17	Total Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	1,512	6,175		4,434	7,687	9,051		19,625
b)	Non-controlling interests	670	1,387		1,165	2,057	2,249		4,948

18	Net Profit after taxes, non-controlling interests and share in (loss)/ profit of jointly controlled entities and associates but before exceptional items	1,424	4,421		4,677	5,845	9,019		19,279

19	Paid-up equity share capital (Face value of ₹ 1 each)	372	372		372	372	372		372
20	Reserves excluding revaluation reserves as per balance sheet								65,011
21	Earnings per share (₹) (*not annualised)
	-Basic	4.88 *	11.92	*	12.46 *	16.79 *	23.85	*	50.73
	-Diluted	4.85 *	11.84	*	12.38 *	16.69 *	23.70	*	50.38

(₹ in Crore)

		Quarter ended					Half year ended			Year ended
S. No.	Segment information	30.09.2022 (Unaudited)		30.06.2022 (Unaudited)		30.09.2021 (Unaudited)	30.09.2022 (Unaudited)		30.09.2021 (Unaudited)	31.03.2022 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	6,999		8,066		4,914	15,065		10,131	24,418
	(ii) Silver - India	1,079		1,109		983	2,188		2,089	4,206

	Total	8,078		9,175		5,897	17,253		12,220	28,624
b)	Zinc - International	1,440		1,459		1,044	2,899		2,163	4,484
c)	Oil & Gas	3,869		4,083		2,892	7,952		5,377	12,430
d)	Aluminium	13,486		14,644		12,119	28,130		22,382	50,881
e)	Copper	4,011		4,215		3,560	8,226		7,059	15,151
f)	Iron Ore	1,506		1,367		1,492	2,873		3,068	6,350
g)	Power	1,844		1,770		1,276	3,614		2,501	5,826
h)	Others	2,245		1,856		1,832	4,101		3,473	7,972

	Total	36,479		38,569		30,112	75,048		58,243	131,718

Less:	Inter Segment Revenue	242		318		64	560		90	526

	Revenue from operations	36,237		38,251		30,048	74,488		58,153	131,192

2	Segment Results (EBITDA) [i]
a)	Zinc, Lead and Silver	4,342		5,230		3,280	9,572		6,789	16,161
b)	Zinc - International	591		589		299	1,180		699	1,533
c)	Oil & Gas	2,018		2,081		1,384	4,099		2,448	5,992
d)	Aluminium	761		2,251		4,647	3,012		8,372	17,337
e)	Copper	15		(14)		(38)	1		(145)	(115)
f)	Iron Ore	213		363		559	576		1,321	2,280
g)	Power	141		81		264	222		610	1,082
h)	Others	(43)		160		187	117		518	1,049

	Total Segment results (EBITDA)	8,038		10,741		10,582	18,779		20,612	45,319

Less:	Depreciation, depletion and amortisation expense	2,624		2,464		2,118	5,088		4,242	8,895
Add:	Other income, net of expenses ii	(27	)*	3	*	61	(24	)*	123	245
Less:	Finance costs	1,642		1,206		1,066	2,848		2,248	4,797
Add:	Other unallocable income, net of expenses	385		186		444	571		1,058	1,860

	Profit before exceptional items and tax	4,130		7,260		7,903	11,390		15,303	33,732

Add:	Net exceptional gain/(loss) (Refer note 3)	234		—		(97)	234		(327)	(768)

	Profit before tax	4,364		7,260		7,806	11,624		14,976	32,964

3	Segment assets
a)	Zinc, Lead and Silver - India	23,541		24,452		21,481	23,541		21,481	22,822
b)	Zinc - International	6,300		6,859		6,429	6,300		6,429	6,984
c)	Oil & Gas	29,922		26,983		20,926	29,922		20,926	24,149
d)	Aluminium	63,632		65,340		57,499	63,632		57,499	60,407
e)	Copper	5,062		5,898		6,150	5,062		6,150	5,912
f)	Iron Ore	5,504		5,182		3,521	5,504		3,521	4,156
g)	Power	17,337		17,296		17,157	17,337		17,157	17,195
h)	Others	10,110		9,823		8,114	10,110		8,114	9,197
i)	Unallocated	40,675		47,826		46,489	40,675		46,489	47,778

	Total	202,083		209,659		187,766	202,083		187,766	198,600

i) Earnings before interest, depreciation, tax and exceptional items (‘EBITDA’) is a non- GAAP measure.

ii) Includes amortisation of duty benefits relating to assets recognised as government grant.

* Includes cost of exploration wells written off of ₹ 96 Crore, ₹ 62 Crore and ₹ 158 Crore in Oil & Gas segment for the quarters ended 30 September 2022, 30 June 2022 and half year ended 30 September 2022, respectively in Oil & Gas segment.

(₹ in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment information	30.09.2022 (Unaudited)	30.06.2022 (Unaudited)	30.09.2021 (Unaudited)	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)	31.03.2022 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	6,291	6,537	5,141	6,291	5,141	6,229
b)	Zinc - International	1,161	1,163	1,211	1,161	1,211	1,159
c)	Oil & Gas	20,904	19,140	13,800	20,904	13,800	16,138
d)	Aluminium	23,301	21,983	19,066	23,301	19,066	20,231
e)	Copper	4,620	5,186	4,265	4,620	4,265	5,028
f)	Iron Ore	2,691	3,123	1,912	2,691	1,912	2,601
g)	Power	2,694	2,390	1,976	2,694	1,976	1,976
h)	Others	3,129	2,861	1,896	3,129	1,896	2,694
i)	Unallocated	66,780	68,586	56,584	66,780	56,584	59,840

	Total	131,571	130,969	105,851	131,571	105,851	115,896

The main business segments are:

(a) Zinc, Lead and Silver - India, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate. Additional intra segment information of revenues for the Zinc & Lead and Silver segment have been provided to enhance understanding of segment business;

(b) Zinc - International, which consists of exploration, mining, treatment and production of zinc, lead, copper and associated mineral concentrates for sale;

(c) Oil & Gas, which consists of exploration, development and production of oil and gas;

(d) Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;

(e) Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 5);

(f) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;

(g) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and

(h) Other business segment comprises port/berth, glass substrate, steel, ferroy alloys and cement. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Consolidated Balance Sheet			(₹ in Crore)

Particulars		As at 30.09.2022 (Unaudited)	As at 31.03.2022 (Audited)
A	ASSETS
	Non-current assets
	(a) Property, plant and equipment	92,182	91,990
	(b) Capital work-in-progress	17,060	14,230
	(c) Intangible assets	1,416	1,476
	(d) Exploration intangible assets under development	2,381	1,649
	(e) Financial assets
	(i) Investments	246	151
	(ii) Trade receivables	3,101	3,219
	(iii) Loans	1,006	3,166
	(iv) Derivatives	62	—
	(v) Others	3,048	2,855
	(f) Deferred tax assets (net)	5,747	5,085
	(g) Income tax assets (net)	2,849	2,762
	(h) Other non-current assets	3,854	3,442

	Total non-current assets	132,952	130,025

	Current assets
	(a) Inventories	16,160	14,313
	(b) Financial assets
	(i) Investments	14,496	17,140
	(ii) Trade receivables	3,683	4,946
	(iii) Cash and cash equivalents	6,119	8,671
	(iv) Other bank balances	6,002	6,921
	(v) Loans	2,744	2,304
	(vi) Derivatives	1,747	258
	(vii) Others	12,213	8,724
	(c) Income tax assets (net)	20	25
	(d) Other current assets	5,947	5,273

	Total current assets	69,131	68,575

	Total Assets	202,083	198,600

B	EQUITY AND LIABILITIES
	Equity
	Equity share capital	372	372
	Other equity	53,867	65,011

	Equity attributable to owners of Vedanta Limited	54,239	65,383
	Non-controlling interests	16,273	17,321

	Total Equity	70,512	82,704

	Liabilities
	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	39,101	36,205
	(ii) Lease liabilities	159	150
	(iii) Derivatives	—	6
	(iv) Other financial liabilities	1,703	1,327
	(b) Provisions	3,699	3,386
	(c) Deferred tax liabilities (net)	4,750	4,435
	(d) Other non-current liabilities	4,842	4,674

	Total non-current liabilities	54,254	50,183

	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	19,497	16,904
	(ii) Lease liabilities	263	324
	(iii) Operational buyers’ credit / suppliers’ credit	13,901	10,993
	(iv) Trade payables	10,664	10,538
	(v) Derivatives	212	531
	(vi) Other financial liabilities	20,431	17,312
	(b) Provisions	459	417
	(c) Income tax liabilities (net)	2,334	917
	(d) Other current liabilities	9,556	7,777

	Total current liabilities	77,317	65,713

	Total Equity and Liabilities	202,083	198,600

Vedanta Limited

Consolidated statement of cash flows

		(₹ in Crore)

	Half year ended
Particulars	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	11,624	14,976
Adjustments for:
Depreciation, depletion and amortisation	5,100	4,255
Impairment (reversal)/ capital work in progress written off	(818)	46
Provision for doubtful debts (net)/ advance/ bad debts written off	160	51
Exploration costs written off	158	147
Liabilities written back	(189)	—
Other exceptional items	—	134
Fair value loss/ (gain) on financial assets held at fair value through profit or loss	21	(162)
Profit on sale/ discard of property, plant and equipment (net)	(10)	(85)
Foreign exchange loss (net)	509	126
Unwinding of discount on decommissioning liability	43	37
Share based payment expense	46	51
Interest and dividend income	(1,101)	(1,020)
Interest expense	2,805	2,210
Deferred government grant	(134)	(123)

Changes in assets and liabilities
Increase in trade and other receivables	(3,100)	(3,951)
Increase in inventories	(1,818)	(1,541)
Increase in trade and other payable	6,945	2,061

Cash generated from operations	20,241	17,212
Income taxes paid (net)	(2,173)	(1,884)

Net cash generated from operating activities	18,068	15,328

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment (including intangibles)	(8,030)	(4,541)
Proceeds from sale of property, plant and equipment	60	172
Loans repaid by related parties	2,352	1,610
Deposits made	(3,381)	(8,792)
Proceeds from redemption of deposits	4,174	11,478
Short term investments made	(52,841)	(42,741)
Proceeds from sale of short term investments	55,468	41,740
Interest received	941	1,379
Dividends received	0	1
Payment made to site restoration fund	—	(9)
Purchase of long term investments	(125)	—

Net cash (used in)/ from investing activities	(1,382)	297

		(₹ in Crore)

	Half year ended
Particulars	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/ (repayment) of short-term borrowings (net)	755	(250)
Proceeds from current borrowings	6,754	3,649
Repayment of current borrowings	(5,855)	(3,706)
Proceeds from long-term borrowings	9,119	6,690
Repayment of long-term borrowings	(5,477)	(12,269)
Interest paid	(2,530)	(2,871)
Payment for acquiring non-controlling interest	(17)	—
Payment of dividends to equity holders of the Company	(18,917)	(6,845)
Payment of dividends to non-controlling interests	(3,113)	—
Refund of dividend distribution tax	86	—
Payment of lease liabilities	(62)	(110)

Net cash used in financing activities	(19,257)	(15,712)

Effect of exchange rate changes on cash and cash equivalents	19	11

Net decrease in cash and cash equivalents	(2,552)	(76)

Cash and cash equivalents at the beginning of the period	8,671	4,854

Cash and cash equivalents at end of the period	6,119	4,778

Notes:
1. The figures in parentheses indicate outflow. 2. The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - Statement of Cash Flows.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries (“the Group”), jointly controlled entities, and associates for the quarter and half year ended 30 September 2022 have been reviewed by the Audit and Risk Management Committee and approved by the Board of Directors at its respective meetings held on 28 October 2022. The statutory auditors have carried out a limited review on these results and issued an unmodified conclusion.

2	During the quarter ended 30 September 2022, the Board of Directors of the Company, at its meeting held on 19 July 2022, approved the second interim dividend of ₹ 19.50 per equity share, i.e., 1,950% on face value of ₹ 1/- per equity share for the year ended 31 March 2023. With this, the total dividend declared for FY 2022-23 currently stands at ₹ 51 per equity share of ₹ 1/- each.

3	Net exceptional gain/ (loss) comprise the following:

						(₹ in Crore)

Particulars	Quarter ended			Half year ended		Year ended
	30.09.2022 (Unaudited)	30.06.2022 (Unaudited)	30.09.2021 (Unaudited)	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)	31.03.2022 (Audited)
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets write back/ (written off) or reversal/(impaired):
- Oil & Gas
a) Exploration cost written off	—	—	(51)	—	(147)	(2,618)
b) Reversal of previously recorded impairment	—	—	—	—	—	2,697
- Aluminium	—	—	—	—	—	(125)
- Iron Ore
- Reversal of previously recorded impairment of assets in Liberia on commencement of mining operations.	644	—	—	644	—	—
- Others	109	—	(46)	109	(46)	(52)
- Unallocated	—	—	—	—	—	(24)
SAED on Oil and Gas sector*	(519)	—	—	(519)	—	—
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Aluminium	—	—	—	—	—	(288)
- Copper	—	—	—	—	—	(217)
- Zinc, Lead and Silver - India	—	—	—	—	(134)	(134)
- Others	—	—	—	—	—	(7)

Net exceptional gain/ (loss)	234	—	(97)	234	(327)	(768)
Current tax benefit on above	86	—	9	86	73	580
Net deferred tax benefit/ (expense) on above	68	—	25	68	42	(402)
Non-controlling interests on above	(4)	—	1	(4)	32	113

Net exceptional gain/ (loss), net of tax and non-controlling interests	384	—	(62)	384	(180)	(477)

*	The Government of India (“GoI”) vide its notification dated 30 June 2022 levied Special Additional Excise Duty (‘SAED’) on production of crude oil, i.e., cess on windfall gain triggered by increase in crude oil prices which is effective from 01 July 2022. The consequential net impact of the said duty on the quarterly results has been presented as an exceptional item.

4	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The GoI accorded its approval for extension of the PSC for the RJ Block for a period of 10 years till 14 May 2030, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

The management believes that the Company is eligible for extension of the PSC on same terms and challenged the applicability of above-mentioned policy. The Company’s petition was allowed by Single Bench, however was overturned by Division Bench in appeal filed by GoI. The Company has filed an appeal against the order of Division Bench before the Supreme court. However, the Company has been paying additional 10% profit petroleum to the Government as per the conditions of extension.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability.

Director General of Hydrocarbons (“DGH”) has further updated its demand on account of audit exceptions vide letter dated 06 September 2022 for period up to 14 May 2020 for total amount of ₹ 9,474 Crore (US$ 1,162 million) and applicable interest thereon relating to the share of the Company and one of its subsidiaries.

The Company has disputed the aforesaid demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company had commenced arbitration proceedings. The final hearing and arguments were concluded in September 2022. Post hearing briefs would be filed by the parties on 11 November 2022.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters.

Pursuant to GOI’s approval for extension vide letter dated 26 October 2018, the parties have now executed the addendum for PSC extension for 10 years from 15 May 2020 to 14 May 2030 on 27 October 2022.

5	The Company has a copper smelter plant in Tuticorin. The Company’s application for renewal of Consent to Operate (“CTO”) for the plant was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. The Company had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at the Supreme Court. Instead, the matter is now being heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (“Expansion Project”). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication and the matter is now being heard on merits. As per the Company’s assessment, it is in compliance with the applicable regulations and hence there is no impact on the carrying value of the assets.

6	On 21 July 2022, the Company acquired Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceedings of the Insolvency and Bankruptcy Code, 2016 for a consideration of ₹ 565 Crore. ACPL is building a 1,200 MW (600 MW X 2) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirements for the Company’s aluminium business. On consolidation, the consideration paid for acquisition of ACPL represents mainly Capital work in progress.

7	The Company had filed a Scheme of Arrangement (“Scheme”) for its capital reorganization, whereby the balance of the General Reserves of ₹ 12,587 Crore as at 31 March 2022 is proposed to be transferred to Retained Earnings. Pursuant to the Order of Hon’ble National Company Law Tribunal, Mumbai Bench, a meeting of the shareholders of the Company was held on 11 October 2022, where the matter was approved with requisite majority. The Scheme is subject to completion of further compliances as may be required under Section 230 and other applicable provisions of the Companies Act, 2013.

8	Previous period/ year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Sunil Duggal
Dated: 28 October 2022 Place: New Delhi	Whole -Time Director and Group Chief Executive Officer

Vedanta Limited CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2022

(₹ in Crore, except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2022 (Unaudited)	30.06.2022 (Unaudited)	30.09.2021 (Unaudited)	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)	31.03.2022 (Audited)
1	Revenue from operations	16,878	17,779	14,975	34,657	27,858	62,801
2	Other operating income	120	134	148	254	223	476
3	Other income (Refer note 7)	5,889	174	690	6,063	2,089	8,347

	Total Income	22,887	18,087	15,813	40,974	30,170	71,624

4	Expenses
a)	Cost of materials consumed	6,478	6,593	5,228	13,071	10,178	23,751
b)	Purchases of stock-in-trade	8	47	3	55	165	228
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	712	(480)	67	232	(479)	(1,172)
d)	Power and fuel charges	4,794	5,375	2,384	10,169	4,440	11,874
e)	Employee benefits expense	220	231	214	451	412	867
f)	Finance costs	1,057	858	716	1,915	1,438	3,146
g)	Depreciation, depletion and amortisation expense	950	873	727	1,823	1,431	2,945
h)	Other expenses	2,921	3,250	2,486	6,171	4,760	10,051

	Total expenses	17,140	16,747	11,825	33,887	22,345	51,690

5	Profit before exceptional items and tax	5,747	1,340	3,988	7,087	7,825	19,934

6	Net exceptional gain/(loss) (Refer note 3)	502	—	(51)	502	(147)	(318)

7	Profit before tax	6,249	1,340	3,937	7,589	7,678	19,616

8	Tax expense/ (benefit) on other than exceptional items:
a)	Net current tax expense	980	218	695	1,198	1,373	3,505
b)	Net deferred tax benefit, including tax credits	(770)	(552)	(20)	(1,322)	(259)	(1,023)
	Net tax benefit on exceptional items:
c)	Net tax benefit on exceptional items (Refer note 3)	(87)	—	(17)	(87)	(51)	(111)

	Net tax expense/ (benefit) (a+b+c)	123	(334)	658	(211)	1,063	2,371

9	Net profit after tax (A)	6,126	1,674	3,279	7,800	6,615	17,245

10	Net profit after tax before exceptional items (net of tax)	5,537	1,674	3,313	7,211	6,711	17,452

11	Other Comprehensive (Loss)/ Income
a)	(i) Items that will not be reclassified to profit or loss	13	(35)	(9)	(22)	27	(8)
	(ii) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(1)	0	7	(1)	6	8
b)	(i) Items that will be reclassified to profit or loss	(608)	1,547	12	939	63	407
	(ii) Tax benefit/ (expense) on items that will be reclassified to profit or loss	404	(456)	(6)	(52)	5	(74)

	Total Other Comprehensive (Loss)/ Income (B)	(192)	1,056	4	864	101	333

12	Total Comprehensive Income (A+B)	5,934	2,730	3,283	8,664	6,716	17,578

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372	372	372
14	Reserves excluding revaluation reserves as per balance sheet						77,277
15	Earnings per share (₹) (*not annualised)
	- Basic and diluted	16.47 *	4.50 *	8.81 *	20.97 *	17.78 *	46.36

(₹ in Crore)

		Quarter ended				Half year ended			Year ended
S. No.	Segment information	30.09.2022 (Unaudited)		30.06.2022 (Unaudited)	30.09.2021 (Unaudited)	30.09.2022 (Unaudited)		30.09.2021 (Unaudited)	31.03.2022 (Audited)
1	Segment revenue
a)	Oil and Gas	2,098		2,122	1,544	4,220		2,883	6,622
b)	Aluminium	10,444		11,171	9,139	21,615		16,756	38,371
c)	Copper	2,754		3,040	2,594	5,794		4,800	11,096
d)	Iron Ore	1,406		1,214	1,492	2,620		3,068	6,143
e)	Power	176		232	206	408		351	787

	Total	16,878		17,779	14,975	34,657		27,858	63,019

Less:	Inter segment revenue	—		—	—	—		—	218

	Revenue from operations	16,878		17,779	14,975	34,657		27,858	62,801

2	Segment Results (EBITDA) [i]
a)	Oil and Gas	1,092		1,043	734	2,135		1,302	3,137
b)	Aluminium	910		1,890	3,570	2,800		6,329	13,024
c)	Copper	8		(3)	(17)	5		(103)	(150)
d)	Iron Ore	143		287	574	430		1,262	2,187
e)	Power	(78)		(97)	4	(175)		(5)	(172)

	Total Segment results (EBITDA)	2,075		3,120	4,865	5,195		8,785	18,026

Less:	Depreciation, depletion and amortisation expense	950		873	727	1,823		1,431	2,945
Add:	Other income, net of expenses ii	(75	)*	(30)*	18	(105	)*	37	78
Less:	Finance costs	1,057		858	716	1,915		1,438	3,146
Add:	Other unallocable income, net of expenses (Refer note 7)	5,754		(19)	548	5,735		1,872	7,921

	Profit before exceptional items and tax	5,747		1,340	3,988	7,087		7,825	19,934

Add:	Net exceptional gain/(loss) (Refer note 3)	502		—	(51)	502		(147)	(318)

	Profit before tax	6,249		1,340	3,937	7,589		7,678	19,616

3	Segment assets
a)	Oil and Gas	19,466		16,870	14,095	19,466		14,095	16,420
b)	Aluminium	50,043		51,773	44,920	50,043		44,920	47,307
c)	Copper	4,463		5,310	5,401	4,463		5,401	5,383
d)	Iron Ore	4,084		4,597	3,016	4,084		3,016	3,590
e)	Power	2,929		2,973	3,200	2,929		3,200	3,044
f)	Unallocated	72,341		71,405	68,172	72,341		68,172	73,215

	Total	153,326		152,928	138,804	153,326		138,804	148,959

4	Segment liabilities
a)	Oil and Gas	13,335		12,290	8,904	13,335		8,904	10,178
b)	Aluminium	18,855		17,706	13,916	18,855		13,916	15,848
c)	Copper	4,132		4,767	4,037	4,132		4,037	4,638
d)	Iron Ore	2,243		2,908	2,503	2,243		2,503	2,321
e)	Power	295		217	206	295		206	152
f)	Unallocated	46,949		46,296	32,555	46,949		32,555	38,173

	Total	85,809		84,184	62,121	85,809		62,121	71,310

The main business segments are:

(a) Oil and Gas, which consists of exploration, development and production of oil and gas;

(b) Aluminium, which consists of manufacturing of alumina and various aluminium products;

(c) Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 4);

(d) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and

(e) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

i) Earnings before interest, tax, depreciation and amortisation (“EBITDA”) is a non-GAAP measure.

ii) Includes amortisation of duty benefits relating to assets recognised as government grant.

* Includes cost of exploration wells written off of ₹ 95 Crore, ₹ 50 Crore and ₹ 145 Crore for the quarters ended 30 September 2022, 30 June 2022 and half year ended 30 September 2022, respectively in Oil and Gas segment.

Balance Sheet			(₹ in Crore)

	Particulars	As at 30.09.2022 (Unaudited)	As at 31.03.2022 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	39,583	39,490
	(b) Capital work-in-progress	10,386	9,226
	(c) Intangible assets	30	26
	(d) Exploration intangible assets under development	2,019	1,488
	(e) Financial assets
	(i) Investments	61,632	60,881
	(ii) Trade receivables	1,254	1,293
	(iii) Loans	142	154
	(iv) Derivatives	62	—
	(v) Others	2,134	1,440
	(f) Deferred tax assets (net)	2,385	1,118
	(g) Income tax assets (net)	1,700	1,800
	(h) Other non-current assets	2,449	2,214

	Total non-current assets	123,776	119,130

2	Current assets
	(a) Inventories	8,752	8,563
	(b) Financial assets
	(i) Investments	454	585
	(ii) Trade receivables	1,520	2,328
	(iii) Cash and cash equivalents	2,602	5,518
	(iv) Other bank balances	1,097	1,630
	(v) Loans	392	365
	(vi) Derivatives	1,350	249
	(vii) Others	9,288	7,394
	(c) Other current assets	4,095	3,197

	Total current assets	29,550	29,829

	Total assets	153,326	148,959

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	67,145	77,277

	Total Equity	67,517	77,649

	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	31,223	23,421
	(ii) Lease liabilities	56	57
	(iii) Derivatives	—	6
	(iv) Other financial liabilities	—	192
	(b) Provisions	1,425	1,268
	(c) Other non-current liabilities	2,935	2,751

	Total Non-current liabilities	35,639	27,695

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	14,073	13,275
	(ii) Lease liabilities	25	25
	(iii) Operational buyers’ credit / suppliers’ credit	10,818	9,261
	(iv) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	202	195
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	5,377	5,329
	(v) Derivatives	104	277
	(vi) Other financial liabilities	12,568	10,020
	(b) Provisions	142	158
	(c) Income tax liabilities (net)	981	601
	(d) Other current liabilities	5,880	4,474

	Total current liabilities	50,170	43,615

	Total Equity and Liabilities	153,326	148,959

Statement of Cash Flows

		(₹ in Crore)

	Half year ended

Particulars	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	7,589	7,678
Adjustments for:
Depreciation, depletion and amortisation	1,835	1,445
Reversal of impairment of investments	(780)	—
Provision for doubtful debts/ advance/ bad debts written off	209	34
Liabilities written back	(47)	—
Exploration costs written off	145	147
Fair value (gain)/ loss on financial assets held at fair value through profit or loss	(24)	10
Loss/ (Profit) on sale/ discard of property, plant and equipment (net)	5	(97)
Foreign exchange loss (net)	202	66
Unwinding of discount on decommissioning liability	14	12
Share based payment expense	23	32
Interest and dividend income	(5,914)	(1,931)
Interest expense	1,901	1,426
Deferred government grant	(40)	(39)

Changes in assets and liabilities
Increase in trade and other receivables	(2,221)	(2,729)
Increase in inventories	(117)	(1,041)
Increase in trade and other payables	4,871	2,129

Cash generated from operations	7,651	7,142
Income taxes paid (net)	(665)	(756)

Net cash generated from operating activities	6,986	6,386

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment (including intangibles)	(3,396)	(1,871)
Proceeds from sale of property, plant and equipment	23	156
Loans given to related parties	(170)	(65)
Loans repaid by related parties	165	83
Deposits made	(788)	(982)
Proceeds from redemption of deposits	1,001	929
Short term investments made	(22,313)	(9,809)
Proceeds from sale of short-term investments	22,471	11,593
Interest received	150	81
Dividends received	5,761	1,830
Payments made to site restoration fund	—	(6)
Advance given for acquisition (Refer note 6)	(565)	—

Net cash generated from investing activities	2,339	1,939

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/ (repayment) of short-term borrowings (net)	804	(300)
Proceeds from current borrowings	6,568	1,845
Repayment of current borrowings	(5,640)	(1,265)
Proceeds from long-term borrowings	10,102	5,068
Repayment of long-term borrowings	(3,441)	(7,083)
Interest paid	(1,793)	(1,951)
Refund of dividend distribution tax	86	—
Payment of dividends to equity holders of the Company	(18,917)	(6,855)
Payment of lease liabilities	(10)	(57)

Net cash used in financing activities	(12,241)	(10,598)

Net decrease in cash and cash equivalents	(2,916)	(2,273)

Cash and cash equivalents at the beginning of the period	5,518	2,861

Cash and cash equivalents at the end of the period	2,602	588

Notes:

1.	The figures in parentheses indicate outflow.

2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - Statement of Cash Flows.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and half year ended 30 September 2022 have been reviewed by the Audit and Risk Management Committee and approved by the Board of Directors at their respective meetings held on 28 October 2022. The statutory auditors have carried out a limited review on these results and issued an unmodified conclusion.

2	During the quarter ended 30 September 2022, the Board of Directors of the Company, at its meeting held on 19 July 2022, approved the second interim dividend of ₹ 19.50 per equity share, i.e., 1,950% on face value of ₹ 1/- per equity share for the year ended 31 March 2023. With this, the total dividend declared for FY 2022-23 currently stands at ₹ 51 per equity share of ₹ 1/- each.

3	Net exceptional gain/ (loss) comprise the following:

						(₹ in Crore)

Particulars	Quarter ended			Half year ended		Year ended
	30.09.2022 (Unaudited)	30.06.2022 (Unaudited)	30.09.2021 (Unaudited)	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)	31.03.2022 (Audited)
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
- Oil and Gas
a) Exploration wells written off	—	—	(51)	—	(147)	(1,412)
b) Reversal of previously recorded impairment	—	—	—	—	—	1,370
- Aluminium	—	—	—	—	—	(125)
- Unallocated
a) Reversal of previously recorded impairment on investments due to commencement of mining operations in Liberia	780	—	—	780	—	—
b) Capital work-in-progress written off	—	—	—	—	—	(24)
SAED on Oil and Gas sector*	(278)	—	—	(278)	—	—
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Aluminium	—	—	—	—	—	(73)
- Copper	—	—	—	—	—	(54)

Net exceptional gain/ (loss)	502	—	(51)	502	(147)	(318)
Current tax benefit on above	47	—	8	47	25	281
Net deferred tax benefit/ (expense) on above	40	—	9	40	26	(170)

Net Exceptional gain/ (loss) (net of tax)	589	—	(34)	589	(96)	(207)

*

The Government of India (“GoI”) vide its notification dated 30 June 2022 levied Special Additional Excise Duty (‘SAED’) on production of crude oil, i.e., cess on windfall gain triggered by increase in crude oil prices which is effective from 01 July 2022. The consequential net impact of the said duty on the quarterly results has been presented as an exceptional item.

4	The Company has a copper smelter plant in Tuticorin. The Company’s application for renewal of Consent to Operate (“CTO”) for the plant was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. The Company had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at the Supreme Court. Instead, the matter is now being heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (“Expansion Project”). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication and the matter is now being heard on merits. As per the Company’s assessment, it is in compliance with the applicable regulations and hence there is no impact on the carrying value of the assets.

5	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The GoI accorded its approval for extension of the PSC for the RJ Block for a period of 10 years till 14 May 2030, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

The management believes that the Company is eligible for extension of the PSC on same terms and challenged the applicability of above-mentioned policy. The Company’s petition was allowed by Single Bench, however was overturned by Division Bench in appeal filed by GoI. The Company has filed an appeal against the order of Division Bench before the Supreme court. However, the Company has been paying additional 10% profit petroleum to the Government as per the conditions of extension.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability.

Director General of Hydrocarbons (“DGH”) has further updated its demand on account of audit exceptions vide letter dated 06 September 2022 for period up to 14 May 2020 for total amount of ₹ 9,474 Crore (US$ 1,162 million) and applicable interest thereon relating to the share of the Company and one of its subsidiaries.

The Company has disputed the aforesaid demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company had commenced arbitration proceedings. The final hearing and arguments were concluded in September 2022. Post hearing briefs would be filed by the parties on 11 November 2022.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters.

Pursuant to GOI’s approval for extension vide letter dated 26 October 2018, the parties have now executed the addendum for PSC extension for 10 years from 15 May 2020 to 14 May 2030 on 27 October 2022.

6	On 21 July 2022, the Company acquired Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceedings of the Insolvency and Bankruptcy Code, 2016 for a consideration of ₹ 565 Crore, pending receipt of share certificate. ACPL is building a 1,200 MW (600 MW X 2) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirements for the Company’s aluminium business.

7	Other income includes dividend income from subsidiaries of ₹ 5,761 Crore, ₹ Nil Crore, ₹ 513 Crore, ₹ 5,761 Crore, ₹ 1,829 Crore and ₹ 7,828 Crore for the quarters ended 30 September 2022, 30 June 2022, 30 September 2021, half years ended 30 September 2022, 30 September 2021 and year ended 31 March 2022, respectively.

8	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

	Particulars	Quarter ended			Half year ended		Year ended
		30.09.2022 (Unaudited)	30.06.2022 (Unaudited)	30.09.2021 (Unaudited)	30.09.2022 (Unaudited)	30.09.2021 (Unaudited)	31.03.2022 (Audited)
a)	Debt-Equity Ratio (in times)*	0.67	0.66	0.40	0.67	0.40	0.47
b)	Debt Service Coverage Ratio (in times) (annualised)	2.61	2.24	1.89	2.61	1.89	1.96
c)	Interest Service Coverage Ratio (in times)*	7.29	3.56	7.42	5.62	7.29	8.33
d)	Current Ratio (in times)*	0.66	0.71	0.71	0.66	0.71	0.80
e)	Long term debt to working capital Ratio (in times)*	**	**	**	**	**	**
f)	Bad debts to Account receivable Ratio (in times)*	0.00	0.00	0.00	0.00	0.00	0.00
g)	Current liability Ratio (in times)*	0.52	0.54	0.46	0.52	0.46	0.52
h)	Total debts to total assets Ratio (in times)*	0.30	0.30	0.22	0.30	0.22	0.25
i)	Debtors Turnover Ratio (in times)*	5.78	5.32	4.47	10.92	9.79	20.81
j)	Inventory Turnover Ratio (in times)*	1.56	1.56	1.57	3.43	3.18	6.41
k)	Operating-Profit Margin (%)*	7%	13%	27%	10%	26%	24%
l)	Net-Profit Margin (%)*	33%	9%	22%	21%	24%	28%
m)	Capital Redemption Reserve (₹ in Crore)	3,125	3,125	3,125	3,125	3,125	3,125
n)	Net Worth (Total Equity) (₹ in Crore)	67,517	68,745	76,683	67,517	76,683	77,649

* Not annualised, except for the year ended 31 March 2022

** Net working capital is negative

Formulae for computation of ratios are as follows:

a)	Debt-Equity Ratio	Total Debt/ Total Equity
b)	Debt Service Coverage Ratio	Income available for debt service/ (interest expense + repayments made during the period for long term loans), where income available for debt service = Profit before exceptional items and tax + Depreciation, depletion and amortisation expense + Interest expense
c)	Interest Service Coverage Ratio	Income available for debt service/ interest expense
d)	Current Ratio	Current Assets/ Current Liabilities (excluding current maturities of long term borrowing)
e)	Long term debt to working capital Ratio	Non-current borrowing (including current maturities of long term borrowing)/ Working capital (WC), where WC = Current Assets - Current Liabilities (excluding current maturities of long term borrowing)
f)	Bad debts to Account receivable Ratio	Bad Debts written off/ Average Trade Receivables
g)	Current liability Ratio	Current Liabilities (excluding current maturities of long term borrowing)/ Total Liabilities
h)	Total debts to total assets Ratio	Total Debt/ Total Assets
i)	Debtors Turnover Ratio	(Revenue from operations + Other operating income)/ Average Trade Receivables
j)	Inventory Turnover Ratio	(Revenue from operations + Other operating income) less EBITDA/ Average Inventory
k)	Operating-Profit Margin (%)	(EBITDA- Depreciation, depletion and amortisation expense)/ (Revenue from operations + Other operating income)
l)	Net-Profit Margin (%)	Net profit after tax before exceptional items (net of tax) / (Revenue from operations + Other operating income)
m)	Capital Redemption Reserve includes Preference Share Redemption Reserve created on redemption of preference shares.

9	The listed secured Non-Convertible debentures (“NCDs”) of the Company aggregating ₹ 7,836 Crore as on 30 September 2022 are secured by way of first Pari Passu mortgage/charge on certain movable fixed assets and freehold land of the Company. The Company has maintained asset cover of more than 125% and 100% for NCDs with face value of ₹ 6,089 Crore and ₹ 1,750 Crore respectively.

10	The Company had filed a Scheme of Arrangement (“Scheme”) for its capital reorganization, whereby the balance of the General Reserves of ₹ 12,587 Crore as at 31 March 2022 is proposed to be transferred to Retained Earnings. Pursuant to the Order of Hon’ble National Company Law Tribunal, Mumbai Bench, a meeting of the shareholders of the Company was held on 11 October 2022, where the matter was approved with requisite majority. The Scheme is subject to completion of further compliances as may be required under Section 230 and other applicable provisions of the Companies Act, 2013.

11	Previous period/ year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board
Place : New Delhi	Sunil Duggal
Date : 28 October 2022	Whole - Time Director and Group Chief Executive Officer